UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Nexstar Broadcasting Group, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

65336K103
(CUSIP Number)

March 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 073271108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,550,605 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,550,605 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,605 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.07% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

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CUSIP NO. 65336K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,550,605 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,550,605 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,605 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.07% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

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CUSIP NO. 65336K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,550,605 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,550,605 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,605 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.07% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

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CUSIP NO. 65336K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,550,605 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,550,605 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,605 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.07% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

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CUSIP NO. 65336K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,550,605 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,550,605 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,605 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.07% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

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CUSIP NO. 65336K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John S. Clark II
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,550,605 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,550,605 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,605 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.07% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

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CUSIP NO. 65336K103

Item 1.

(a)	Name of Issuer
Nexstar Broadcasting Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices
545 E. John Carpenter Freeway, Suite 700 Irving, TX 75062

Item 2.

(a)	Name of Person Filing
Southpoint Master Fund, LP Southpoint Capital Advisors LP Southpoint Capital Advisors LLC Southpoint GP, LP Southpoint GP, LLC John S. Clark II
(b)	Address of Principal Business Office or, if none, Residence
1114 Avenue of the Americas, 22nd Floor New York, NY 10036
(c)	Citizenship

Southpoint Master Fund, LP - Cayman Islands
Southpoint Capital Advisors LP - Delaware
Southpoint Capital Advisors LLC - Delaware
Southpoint GP, LP - Delaware
Southpoint GP, LLC - Delaware
John S. Clark II - United States

(d)	Title of Class of Securities
Class A Common Stock, $0.01 par value per share
(e)	CUSIP Number
65336K103

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CUSIP NO. 65336K103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of March 31, 2014, the Master Fund owned 1,550,605 shares of Class A Common Stock, which is 5.07% of the Issuer’s outstanding Class A Common Stock.  The percentage herein is calculated based upon the 30,598,535 shares of Class A Common Stock issued and outstanding as of February 24, 2014, as reported on the Issuer’s Form 10-K filed with the SEC on March 3, 2014.

(a)	Amount Beneficially Owned***

Southpoint Master Fund, LP - 1,550,605 shares
Southpoint Capital Advisors LP - 1,550,605 shares
Southpoint Capital Advisors LLC - 1,550,605 shares
Southpoint GP, LP - 1,550,605 shares
Southpoint GP, LLC - 1,550,605 shares
John S. Clark II - 1,550,605 shares

(b)	Percent of Class
Southpoint Master Fund, LP - 5.07% Southpoint Capital Advisors LP - 5.07% Southpoint Capital Advisors LLC - 5.07% Southpoint GP, LP - 5.07% Southpoint GP, LLC - 5.07% John S. Clark II - 5.07%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Southpoint Master Fund, LP - 0 shares
Southpoint Capital Advisors LP - 0 shares
Southpoint Capital Advisors LLC - 0 shares
Southpoint GP, LP - 0 shares
Southpoint GP, LLC - 0 shares
John S. Clark II - 0 shares

	(ii)	shared power to vote or to direct the vote

Southpoint Master Fund, LP - 1,550,605 shares
Southpoint Capital Advisors LP - 1,550,605 shares
Southpoint Capital Advisors LLC - 1,550,605 shares
Southpoint GP, LP - 1,550,605 shares
Southpoint GP, LLC - 1,550,605 shares
John S. Clark II - 1,550,605 shares

	(iii)	sole power to dispose or to direct the disposition of

Southpoint Master Fund, LP - 0 shares
Southpoint Capital Advisors LP - 0 shares
Southpoint Capital Advisors LLC - 0 shares
Southpoint GP, LP - 0 shares
Southpoint GP, LLC - 0 shares
John S. Clark II - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Southpoint Master Fund, LP - 1,550,605 shares
Southpoint Capital Advisors LP - 1,550,605 shares
Southpoint Capital Advisors LLC - 1,550,605 shares
Southpoint GP, LP - 1,550,605 shares
Southpoint GP, LLC - 1,550,605 shares
John S. Clark II - 1,550,605 shares

*** Shares reported herein are held by Southpoint Master Fund, LP for which Southpoint Capital Advisors LP serves as the investment manager and Southpoint GP, LP serves as the general partner.  Southpoint Capital Advisors LLC serves as the general partner of Southpoint Capital Advisors LP and Southpoint GP, LLC serves as the general partner of Southpoint GP, LP.  John S. Clark II serves as managing member of both Southpoint Capital Advisors LLC and Southpoint GP, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

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CUSIP NO. 65336K103

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 65336K103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SOUTHPOINT MASTER FUND, LP By: Southpoint GP, LP, its General Partner By: Southpoint GP, LLC, its General Partner

April 10, 2014	By:	/s/ John S. Clark II
Name: John S. Clark II
Title: Managing Member

SOUTHPOINT CAPITAL ADVISORS LP By: Southpoint Capital Advisors LLC, its General Partner

By:	/s/ John S. Clark II
Name: John S. Clark II
Title: Managing Member

SOUTHPOINT CAPITAL ADVISORS LLC

By:	/s/ John S. Clark II
Name: John S. Clark II
Title: Managing Member

SOUTHPOINT GP, LP By: Southpoint GP, LLC, its General Partner

By:	/s/ John S. Clark II
Name: John S. Clark II
Title: Managing Member

SOUTHPOINT GP, LLC

By:	/s/ John S. Clark II
Name: John S. Clark II
Title: Managing Member

By:	/s/ John S. Clark II
John S. Clark II, individually

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